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                      STATE STREET BANK AND TRUST COMPANY
                INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS

                         AMENDMENT AND FUND DECLARATION

                                 DAILY EAFE FUND


Pursuant to Articles III and VII of the Second Amended and Restated Declaration of Trust for the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans, dated March 13, 1997 (the "Declaration of Trust"), State Street Bank and Trust Company (the "Trustee"), by its execution of this Amendment and Fund Declaration, hereby amends the Daily EAFE Non-Lending Fund and restates it as the Daily EAFE Fund (the "Fund"). The Trustee agrees that it will hold, administer and deal with all money and property received by it as Trustee of the Fund in accordance with the terms of the Declaration of Trust, subject to the additional terms and conditions set forth in this Amendment and Fund Declaration.

1.   NAME OF THE FUND:

     Daily EAFE Fund

2.   EFFECTIVE DATE OF THE AMENDMENT AND FUND DECLARATION:

     January 1, 2000

3.   INVESTMENT OBJECTIVES OF THE FUND:

     The Investment Objective of the Fund shall be to match, as closely as possible, the performance of the Morgan Stanley Capital International EAFE Index ("the Index").

4.   PERMITTED CLASSES OF ASSETS AND INVESTMENT STRATEGY OF THE FUND:

     The Fund seeks to achieve its objective by investing directly in equity securities which comprise the Index, or indirectly by acquiring units of bank commingled funds maintained by the Trustee (the "Commingled Funds"). Investments shall be selected on the basis of tracking the Index. The investment universe shall consist substantially of the equity securities contained within the Index at the time the investment is made, and include collective investment funds with similar investment objectives. The allocation and balance of Investments within the Fund may be re-weighted or replaced in order to maintain the industry weightings consistent with the Index. The Fund will be rebalanced periodically to reflect any changes in the Index and all dividends and realized capital gains shall be reinvested.

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     Pending the investment of cash, interest bearing cash equivalents, notes and other short-term items and securities, including any call accounts, shall be acquired. Any such short-term instrument or accounts may be domestic or foreign denominated. In addition, the Fund may hold units in the International Stock Performance Index Futures Fund ("ISPIFF").

     Additional country index Commingled Funds or securities shall be added to the Fund in the event that additional countries are added to the Index, and may be implemented without advance notice to participants.

     The Fund may also invest in equity derivatives, including, but not limited to, financial futures, swap contracts, and foreign currency forwards, options and futures instruments or other investments as the Trustee in its discretion deems appropriate under the circumstances.

     The Fund may invest excess cash in short-term securities and instruments including, but not limited to the Short Term Investment Fund ("STIF") or other short-term cash funds maintained by the Trustee, as well as shares of the SSgA Money Market Fund and the SSgA Yield Plus Fund (the "Mutual Funds"), short-term registered mutual funds for which the Trustee acts as investment advisor.

5.   OPERATION OF THE FUND:

     The Trustee intends to operate the Fund as a "qualifying entity" pursuant to Regulation 4.5 (17 CFR Section 4.5) of the Commodity Futures Trading Commission ("CFTC"). Therefore, the Fund will limit its positions in commodity futures or options contracts which do not come within the meaning and intent of Regulation 1.3(z)(l)(17 CFR Section 1.3 (z)(l)) of the CFTC to positions for which the aggregate initial margin and permiums will not exceed five percent (5%) of the net asset value of the Fund.

     Each business day shall be a Valuation Date (as defined in the Declaration of Trust). The Trustee reserves the right to delay the processing of a participant's requested withdrawal from the Fund in order to ensure that securities liquidations will be carried out in an orderly manner. The Trustee, furthermore, may suspend valuation and withdrawal rights under certain circumstances, as more fully described in Section 4.5 of the Declaration of Trust.

     With respect to units of a Commingled Fund held by the Fund, in the event any Valuation Date of the Fund is a day on which any such Commingled Fund is not valued, such units shall be valued as of that Commingled Fund's last preceding Valuation Date.

6.   FEES AND EXPENSES:

     With respect to that portion of the Fund's assets invested in units of ISPIFF, the Fund will indirectly incur the management fees, custody fees and transaction


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     charges set forth in the ISPIFF Fund Declaration. With respect to Fund assets invested in the Mutual Funds, the Fund will indirectly incur management fees and other charges which currently do not exceed forty-one
     (41) basis points. The Trustee will waive the allocable portion of the Fund's management fee that is attributate to any investment in ISPIFF or in any of the Mutual Funds.

     Participants may be charged transaction fees with respect to any contribution or withdrawal which exceeds five percent (5%) of the Commingled Fund's assets, in accordance with the respective fund declarations of each such Commingled Fund.

     The Commingled Funds will be charged custody fees as set forth in the attached schedule. The Fund will also be charged an annual audit fee, and such other fees as are permitted by the Declaration of Trust.


STATE STREET BANK AND TRUST COMPANY

BY: /s/ Timothy B. Harbert
   ----------------------------
NAME:  Timothy B. Harbert
TITLE: Executive Vice President





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                          SCHEDULE OF CUSTODY CHARGES
                            (Passive International)

The following countries will be charged holding charges equal to four (4.0) basis points and transaction charges equal to $25 per fund transaction:

     Australia      Japan
     Austria        Malaysia
     Belgium        Netherlands
     Canada         New Zealand
     Denmark        Norway
     Finland        Portugal
     France         Singapore
     Germany        Spain
     Greece         Sweden
     Hong Kong      Switzerland
     Ireland        Thailand
     Italy          United Kingdom
                    United States *

The following countries will be charged holding charges equal to twenty (20.0) basis points and transaction charges equal to $75 per fund transaction:


     Argentina      Mexico
     Brazil         Morocco
     Chile          Pakistan
     China          Peru
     Colombia       Philippines
     Czech Republic Poland
     Egypt          Russia
     Greece         Slovak Republic
     Hungary        South Africa
     India          Sri Lanka
     Indonesia      Taiwan
     Israel         Thailand
     Jordan         Turkey
     Korea          Venezuela
     Malaysia       Zimbabwe

All holding and transaction charges will be deducted directly out of the fund.

*United States will be subject to one (1) basis point and $12 per fund transaction